▪ EX-99.1.
Listing on the Tokyo Stock Exchange
1. Method of Listing : Public Offering
2. Stock Code Number : POSCO(5412)
3. Number of ADSs listed : 14,000,000 ADSs
4. Amount of ADSs sold: USD 690,620,000
5. Date of initial trading : November 22, 2005 (Tokyo time)
6. Minimum lots: 50 ADSs